From:	Pangas, Harry S. [Harry.Pangas@sutherland.com]
Sent:	Wednesday, May 23, 2012 8:58 AM
To:	DiAngelo, Christina
Cc:	Jason Beauvais; O’Connor, James E
Subject:	Main Street Capital Corporation - Draft SEC Response Letter and Revised Form N-2

Good morning Christina,

Below please find Main Street’s responses (i.e., the underlined language) to the three additional items noted in your email below.

As Jim may have mentioned to you, we are looking to go effective on Main Street’s Form N-2 registration statement tomorrow (before folks start heading out on Friday for the long holiday weekend). As a result, we would appreciate if you could let us know if you see any impediment for us doing so.

Thanks,

Harry

Harry Pangas | Partner

Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue NW | Washington, DC 20004-2415
202.383.0805 direct | 202.637.3593 facsimile
harry.pangas@sutherland.com | www.sutherland.com
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From: DiAngelo, Christina [mailto:diangeloc@sec.gov]

Sent: Monday, May 21, 2012 10:51 AM

To: Pangas, Harry S.

Subject: RE: Main Street Capital Corporation - Draft SEC Response Letter and Revised Form N-2

Harry-

•                            Please use the following spreadsheet to calculate the hypothetical expense examples. This is consistent with guidance set forth in a February 22, 1993 letter from Carolyn Lewis (Division of Investment Management Generic Comment Letter).

The Company will use the spreadsheet provided to calculate the hypothetical expense example.

•                            In the most recent 10-Q, I noticed that footnote 11 to the Schedule of Investments indicates the presence of concealed securities. Please confirm that these securities meet the requirements of Regulation S-X, Article 12-12, footnote 1:

(1)Each issue shall be listed separately: Provided, however, that an amount not exceeding five percent of the total of Column C may be listed in one amount as “Miscellaneous securities,” provided the securities so listed are not restricted, have been held for not more than one year prior to the date of the related balance sheet, and have not previously been reported by name to the shareholders of the person for which the schedule is filed or to any exchange, or set forth in any registration statement, application, or annual report or otherwise made available to the public. If any securities are listed as “Miscellaneous securities,” briefly explain in a footnote what the term represents

The Company confirms that the securities listed in “Other Marketable Securities and Idle Funds Investments” in the most recent 10-Q meet the requirements of Regulation S-X, Article 12-12, footnote 1.

•                            Response item 8- You reference a note receivable. What is this note receivable? I do not recall seeing disclosure related to this note receivable. Can you please provide detail of the amount of unrealized appreciation of $53,193,626? I can calculate the following components from the balance sheet, but am missing the other pieces:

Category	Market Value	Cost	Unrealized	Financial Statements
Total Investments	$684,335,052	$622,223,830	$62,111,222
SBIC Debentures	$201,886,928	$220,000,000	$(18,113,072)
			$43,998,150	$53,193,626

The note receivable (originally $2 million) was received in connection with the exit of a portfolio investment in July 2010 from the buyer thereof and was classified in Other Assets due its short term nature (50% due in November 2010) and the fact that the Company was not accruing any interest income thereon. As of December 31, 2010, the note receivable was depreciated by $1.5 million to a fair value of $500,000 as a result of the buyer not making a payment when due. At the end of December 31, 2011, the note was fully depreciated since the likelihood of collection was remote. During the first quarter of 2012, the Company fully realized the loss on the note once it had determined that it had exhausted all collection efforts. For the years ended 2011 and 2010, the Company believed that the note receivable did not warrant disclosure due to its short term nature and the nominal carry value relative to the Company’s total assets (0.0% of total assets in 2011 and 0.1% of total assets in 2010).

The Company has supplementally provided the Staff with the components comprising the “net unrealized appreciation, net of income taxes” balance at December 31, 2011.

Christina

From: Pangas, Harry S. [mailto:Harry.Pangas@sutherland.com]

Sent: Friday, May 18, 2012 5:55 PM

To: DiAngelo, Christina
Cc: Jason Beauvais

Subject: Main Street Capital Corporation - Draft SEC Response Letter and Revised Form N-2

Importance: High

Christina,

Attached please find (i) Main Street’s draft SEC response letter relating to the comments you issued on its Form N-2 registration statement; (ii) a revised draft of the Form N-2 (which has been updated to include March 31, 2012 quarterly financial information therein); and (iii) certain back-up support you requested.

Main Street would like to go effective on the Form N-2 registration statement next week. As a result, we will touch base with you early next week to see if you have any follow up comments on the response letter or Form N-2 registration statement.

Thanks,

Harry

Harry Pangas | Partner | 202.383.0805

To learn more about alternative fund structures and our BDC and Alternative Assets Practice Group, please visit www.publiclytradedprivateequity.com.

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